SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ____________________


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         COMDISCO HOLDING COMPANY, INC.
  ---------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Delaware                                   54-2066534
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                              6111 North River Road
                            Rosemont, Illinois 60018
                  --------------------------------------------
              (Address of principal executive office and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class          Name of each exchange on which
         to be so registered          each class is to be registered
       ---------------------         ------------------------------
                None                              N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.01 per share
                            ------------------------
                                (Title of Class)


Item 1.    Description of Securities to be Registered.

         On July 16, 2001, Comdisco, Inc., a Delaware corporation ("Existing Comdisco"), and fifty of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Code, as amended ("the "Bankruptcy Code"), in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (Existing Comdisco and its domestic subsidiaries, in such capacity, the "Debtors", and the Bankruptcy Court, the "Bankruptcy Court"). Since such time, the Debtors have continued to operate their business and manage their properties as debtors-in-possession.

         On June 13, 2002, the Debtors filed with the Bankruptcy Court the First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Bankruptcy Court confirmed the Plan at a hearing on July 30, 2002, as modified by the Findings of Fact, Conclusions of Law, and Order Under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming the Plan on the same date (the "Confirmation Order", the Plan as modified by the Confirmation Order is referred to herein as the "Final Plan").

         Pursuant to Section 7.1 of the Final Plan, prior to the Effective Date, Existing Comdisco formed Comdisco Holding Company, Inc. ("Registrant"), a Delaware corporation, and Registrant formed Comdisco Leasing Merger Subsidiary, Inc. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Registrant.

         On August 8, 2002, Registrant filed a Certificate of Incorporation with the Delaware Secretary of State (the "Certificate of Incorporation"), which provides for ten million (10,000,000) shares of authorized common stock, each share having a par value of one cent ($0.01). In accordance with Section 1123(a)(6) of the Bankruptcy Code, the Certificate of Incorporation prohibits the issuance of any shares of non-voting securities. On August 12, 2002, the Final Plan became effective (the "Effective Date").

         Pursuant to Section 7.8 of the Final Plan, on the Effective Date, all the then issued and outstanding shares of Existing Comdisco's pre-reorganization common stock, par value ten cents ($0.10) per share, were cancelled. Immediately thereafter, pursuant to Section 7.1 of the Final Plan and Section 251 and Section 303 of the General Corporation Law of the State of Delaware (as amended from time to time, the "DGCL"), Merger Sub merged with and into Existing Comdisco (the "Merger") and Reorganized Comdisco emerged as the surviving corporation and a wholly-owned subsidiary of Registrant.

         Pursuant to the Merger, all of the shares of common stock of the Registrant that were owned by Existing Comdisco immediately prior to the Merger were cancelled and all of the shares of Merger Sub common stock, par value one cent ($0.01) per share, held by Registrant prior to the Merger were converted into the right to receive shares of common stock of Reorganized Comdisco, par value one cent ($0.01) per share.

         As soon as practicable after the Effective Date, Registrant will issue and distribute shares of common stock, pursuant to Section 7.9 the Final Plan, to the disbursing agent for distribution in accordance with the Final Plan. Such shares shall represent 100% of the issued and outstanding common stock of Registrant.

         The following statements with respect to the Registrant's common stock, par value $0.01 per share (hereinafter, "Common Stock"), are subject to the detailed provisions of the Registrant's Certificate of Incorporation and By-Laws (the "By-Laws"). These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Certificate of Incorporation and the By-Laws, which are attached hereto as Exhibits 1.1 and 1.2, respectively.

         Fully Paid. All shares of Common Stock issued pursuant to the Final Plan are fully paid and nonassessable.

         Dividends. Dividends may be declared by Registrant's Board of Directors (the ("Board") at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Article III,
Section 8 of the By-Laws), and may be paid in cash, in property, or in shares of Registrant's capital stock.

         Conversion. The holders of Common Stock do not have any conversion rights.

         Sinking Fund Provisions. There is no sinking fund provision with respect to the Common Stock.

         Redemption and Preemptive Rights. The holders of Common Stock do not receive any redemption or preemptive rights to purchase or subscribe for securities of the Registrant.

         Voting Rights. Each holder of Common Stock will be entitled to one vote for each share of Common Stock outstanding in their name. The holders of Common Stock do not have cumulative voting rights.

         Board Composition. The Board, as of the Effective Date, was selected as provided for pursuant to Section 7.5 of the Final Plan and consists of five
(5) directors each elected for a two (2) year term. Each director shall be elected by a plurality of the votes cast at the Annual Meeting of Stockholders (the "Annual Meeting") for the year in which his or her two-year term expires and each such director so elected shall hold office until such director's successor is duly elected and qualified or until such director's earlier death, resignation or removal. Until the first Annual Meeting at which directors are to be elected, any vacancy occurring on the Board (i) with respect to a member originally selected to serve on the Board by the Creditors' Committee pursuant to the Final Plan (the "Creditors' Committee"), shall be filled by a person designated by the remaining directors selected by the Creditors' Committee, even if less than a quorum, as a replacement to serve out the remainder of the applicable term and (ii) with respect to the member initially serving as the Chief Executive Officer pursuant to the Final Plan, shall be filled by a person designated by a majority of the Board then in office, even if less than a quorum, to serve out the remainder of the applicable term. Any vacancy on the Board after the first Annual Meeting at which directors are to be elected may be filled by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall have the same remaining term as that of his or her predecessor.

         Liquidation. Upon the liquidation, dissolution or winding up of the affairs of Registrant, the holders of Common Stock will be entitled to receive ratably all assets of Registrant legally available for distribution to the holders of Common Stock.


Item 2.        Exhibits.

   Exhibit     Description

     1.1       Certificate of Incorporation of Comdisco Holding Company, Inc.

     1.2       By-Laws of Comdisco Holding Company, Inc.



                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        COMDISCO HOLDING COMPANY, INC.


Date:  August 12, 2002                  By:      /s/ Ronald C. Mishler
                                        Name:    Ronald C. Mishler
                                        Title:   Chief Executive Officer




                                 EXHIBIT INDEX


   Exhibit      Description

     1.1        Certificate of Incorporation of Comdisco Holding Company, Inc.

     1.2        By-Laws of Comdisco Holding Company, Inc.